Streaming Ultra LLC
Financial Statement
For the Year Ending December 31, 2021
(UNAUDITED)

Table of Contents

Streaming Ultra LLC
Balance Sheet
December 31, 2021

ASSETS	
Current Assets	
Cash and Cash Equivalents	$9.00
Total Current Assets	$9.00
TOTAL ASSETS	**$9.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Notes Payable	$1,500.00
Total Current Liabilities	$1,500.00
Total Liabilities	$1,500.00
Equity	
Invested Capital	$158,815.00
Retained Earnings	-$160,306.00
Total Equity	-$1,491.00
TOTAL LIABILITIES & EQUITY	**$9.00**

Streaming Ultra LLC
Statement of Income
December 31, 2021

Revenues	$6,725.00
Operating Expenses	
Advertising and Marketing	$500.00
Bank Fees	$405.00
Conferences	$195.00
Development Costs	$29,383.00
Licenses	$595.00
Meals	$246.00
Printing and Design	$1,544.00
Professional Fees	$800.00
Technology Expense	$13,755.00
Travel Expense	$94.00
Total Operating Expenses	$47,517.00
Net Operating Loss	-$40,792.00

Streaming Ultra LLC

Consolidated Statement of Equity

December 31, 2021

	Additional Paid-In-Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance	69,547.00	-119,514.00	**-49,967.00**
Contributions	89,268.00	-	**89,268.00**
Net Income/Loss	-	-40,792.00	**-40,792.00**
Ending Balance	**158,815.00**	**-160,306.00**	**-1,491.00**

Streaming Ultra LLC

Statement of Cash Flows

December 31, 2020

OPERATING ACTIVITIES	
Net Loss	-$40,792.00
Adjustments to reconcile Net Income to net cash provided by operations:	
Notes Payable	-$48,500.00
Net cash provided by Operating Activities	-$89,292.00
FINANCING ACTIVITIES	
Invested Capital	$89,268.00
Net cash provided by Financing Activities	$89,268.00
Net cash increase for period	-$24.00
Cash at beginning of period	$33.00
Cash at end of period	**$9.00**

Streaming Ultra LLC

Notes to the Consolidated Financial Statement

Year Ending December 31, 2021

Summary of Business in 2021

Streaming Ultra LLC was formed in April 2019 as a Utah based Limited Liability Company. The company began building its own streaming video platform in the summer of 2019. At the end of March 2020, the company went live with its minimal viable product on the domain Athletes.tv.

The company remained in its beta launch phase throughout 2021. The company did not have any employees on company payroll during the year. The company founder, Steve Gerritsen, along with co-founder Chris Miller, did not take a salary or any other compensation in 2021. They continued spend time throughout the year dedicated to helping further the company's product development and growth. Steve Gerritsen also contributed over $49,000 during the year to help fund the company's development and operations.

Balance Sheet

The $50,000 in liabilities as shown on the year ending 2020 Balance Sheet was settled in 2021. There were two parts to the $50,000 in liabilities. First, a loan from Bryan Gerritsen ($40,000) was converted to 2% equity. The remaining $10,000 (loan) from Becky Gerritsen was assumed by the company as a personal loan for Founder Steve Gerritsen.

Income Statement

We spent the bulk of our time and resources on strengthening our platform in 2021. This included a front-end re-design and major improvements to the back-end. We did see an increase in revenue (advertising revenue) in 2021, although it was still minimal.

Statement of Cash Flows

The company had a net loss again, as we continue to be in Beta as we further develop our platform.

Additional Notes

The information from within this Financial Statement are taken from the company records, which have not been audited.